Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-187251

March 19, 2013

Insights into Investing in Gold

Gold has always had a unique position in the investment universe. As a physical asset that is accumulated rather than consumed, it is differentiated from stocks and bonds (which are claims on future cash flows), other commodities (which are consumed) and paper money (which is highly liquid and can be easily destroyed). These traits are among the reasons why gold may perform differently than traditional investments.

There are several options for investors interested in using gold as part of a short- or long-term investment strategy. Exchange traded gold funds offer investors an innovative way to access this asset class.

Traditional Ways to Access Gold

Historically, investors looking to add gold to their portfolios had three primary options to choose from:

•	Physical gold

Holding bullion, jewelry, coins and gold certificates provides pure access to gold. These forms of gold exposure, however, generally are not as liquid as holding a security (like a stock or futures contract) and may be impractical or costly to store, buy and/or secure.

•	Mining stocks and precious metal mutual funds

Buying mining stocks or shares of precious metal mutual funds is one of the easier ways to gain exposure to the gold market. However, investing in mining stocks may provide imprecise exposure as mining companies may hedge their exposure to the price of gold. Similarly, precious metal mutual funds may have skewed exposure as they generally invest a large portion of their capital in these individual mining stocks. Choosing individual stocks or funds may also be difficult and time consuming.

•	Derivatives and futures contracts

Derivatives and futures contracts have predominantly been limited to large institutional investors with the resources and experience to administer these positions themselves.

Exchange Traded Gold Funds

Gold ETFs represent a recent innovation for accessing the gold market. These investment vehicles typically offer the ability for investors to buy and sell their investment in gold through a brokerage account, thereby gaining instant liquidity. Within exchange traded funds, there are a few different approaches for delivering gold exposure.

•	Physical gold ETFs

These products, usually structured as trusts, offer investors participation in a vehicle that holds actual gold bullion. Because they hold physical gold, these products offer the most direct access to the current price of gold.

IAU iShares Gold Trust

•	Gold mining ETFs

These products typically gain exposure by investing in stocks tied to the gold market, such as gold mining companies. They historically have less correlation to gold and greater correlation to the equity market than products holding physical gold or investing in gold futures.

RING iShares MSCI Global Gold Miners ETF

•	Gold-based futures ETFs

These products hold gold futures contracts and typically roll forward as necessary to avoid taking physical delivery of gold. While they are more directly linked to the price of gold, they may diverge from the actual spot price of gold because of the roll costs associated with accessing gold via the futures market.

The Investment Case for Gold

There are four primary reasons to invest in gold as part of a greater investment strategy.

1	Potential “Safe Haven”

Gold has historically maintained its value during time of economic or political uncertainly, as shown in Figure 1.

Investors have also often retreated to gold when equity markets are struggling. As Figure 2 shows, gold exhibited positive performance during four of the five worst quarter-over-quarter performance of the S&P 500 since 19731.

During these periods of market dislocation, gold has offered investors a potential safe haven and store of value.

Index and gold spot returns are for illustrative purposes only and do not reflect any fees or transaction costs. One cannot invest directly in an index or benchmark. Past performance does not guarantee future results.

1.	Sources: Bloomberg, BlackRock, as of 12/31/12.

2	Portfolio Diversification

Many investors today already diversify their portfolios across styles, sectors and geographies. By including new asset classes that have low historical correlation to asset classes that are currently in their portfolio, investors can help further reduce portfolio volatility. Additional sources of diversification can be particularly helpful when equity correlations around the globe rise, as they did during the 2008 credit crisis.

Gold has historically shown little to no correlation to major asset classes, including other commodities (Table 1).

Table 1: Portfolio diversification Ten-year correlations
Gold
Gold	1.00
US Large Cap	0.09
US Small Cap	0.08
Developed International	0.20
Emerging Markets	0.32
US Fixed Income	0.25
Commodities	0.31

Sources: LBMA, S&P, MSCI, Barclays, BlackRock. Ten-year correlations based on monthly returns, as of 12/31/12. Gold: London PM Fix; US Large Cap: S&P 500 Index; US Small Cap: S&P 600 Index; Developed International: MSCI EAFE Index; Emerging Markets: MSCI Emerging Markets Index; US Fixed Income: Barclays US Aggregate Index; Commodities: S&P GSCI Total Return Index.

Correlation refers to the degree to which two securities, on average, move together.

And while the price of gold is volatile, gold has historically displayed lower volatility than several other major asset classes over both long and short time periods, as shown in Figure 3.

Sources: LMBA, S&P, MSCI, Barclays, BlackRock. Three- and ten-year annualized volatility based on monthly returns, as of 12/31/12. Gold: London PM Fix; US Large Cap: S&P 500; US Small Cap: S&P 600; Developed International: MSCI EAFE Index; Emerging Markets: MSCI Emerging Markets Index; US Fixed Income: Barclays US Aggregate Bond Index; Commodities: S&P GSCI Total Return Index. Diversification may not protect against market risk or loss of principal.

Even a small allocation to gold can prove beneficial for a portfolio’s risk-return profile, as illustrated in Figure 4. The “no gold” portfolio in this example has a 60% allocation to global equities and a 40% allocation to US fixed income. As the allocation to gold increased, portfolio volatility fell – a result of gold’s relatively lower historical volatility and low historical correlation with other asset classes. (While portfolio return also rose as the allocation to gold increased, this performance is time-period dependent and may not persist over different analysis periods).

Source: BlackRock, as of 12/31/12. “No gold” portfolio has the following allocation: 35 US Large Cap, 5 US Small Cap, 20 International Equities and 40 US Fixed Income. For the 5 gold, 10 gold and 20 gold portfolios, gold was given those weights respectively and the remaining portfolio allocations were rescaled. Portfolios were assumed to have been rebalanced monthly. US Large Cap: Russell 1000 Index; US Small Cap: Russell 2000 Index; International Equities: MSCI All Country World Index ex US; US Fixed Income: Barclays US Aggregate Bond Index; Gold: London PM Fix.

Past performance does not guarantee future results.

3	Potential Hedge Against Rising Inflation

Rising inflation can be a result of two drivers, both of which may have an effect on the price of gold. Inflation can be the result of economic prosperity, in which case increased consumer wealth may drive an increased demand for luxury goods such as jewelry. In addition, inflation may be caused by relaxing monetary policy and increased money supply under times of economic distress. In this case, the price of gold may rise as investors seek to protect their wealth during economic uncertainty.

As Figure 5 shows, gold’s price has generally moved as inflation has changed, making it a potential hedge against inflation concerns.

4	Potential Hedge Against Devaluing Dollar

The US dollar is widely viewed as the world’s main trading currency. Gold has historically been regarded as a good hedge when the dollar weakens relative to other currencies.

Figure 6 shows the historical relationship between the price of gold and the US Dollar Index. The US Dollar Index is a measure of the value of the US dollar relative to a basket of foreign currencies. When the US Dollar Index is positive, it indicates a strengthening US dollar. As Figure 6 shows, a strengthening US dollar has historically been negatively correlated with gold.

Why iShares?

•	Professional quality—iShares delivers quality products that can help you navigate today’s volatile markets

•	Individual choice—As your partner, iShares helps you execute investment ideas with insights and support

•	Responsible innovation—iShares is an industry leader in making investing clear, fair, and efficient for you

Find out why 9 out of 10 large professional investors choose iShares for their ETFs*.

*	Source: 2012 Greenwich Associates—U.S. ETF Research. Base: 62 pensions, foundations and endowments using ETFs between Feb and Apr 2012; Nearly 90% (89%) use iShares, compared to 60%, 47% and 40%, that use other ETF providers.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the iShares Gold Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor’s fee and Trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of BlackRock, Inc.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, might have been avoidable.

Shares of the iShares Gold Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

©2013 BlackRock, Inc. All rights reserved. iSHARES and BLACKROCK are registered trademarks of BlackRock, Inc., or its subsidiaries. All other marks are the property of their respective owners.

Not FDIC Insured • No Bank Guarantee • May lose Value

iS-9416-0313